Exhibit 99.1

 NEWS RELEASE

YAMANA GOLD THIRD QUARTER FINANCIAL RESULTS NOTIFICATION AND CONFERENCE CALL

Toronto, Ontario, October 17, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) announces that as indicated in its press release dated October 15, 2007 the third quarter 2007 financial results will be released after the close of business on November 7, 2007.  A conference call and audio webcast has been scheduled for November 8, 2007 at 11:00 a.m. EST to discuss the results.

Conference Call Information:

Toll Free (North America):	866-542-4236
International:	+1 416-641-6125
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-695-5800 Passcode 3239999#
Replay Toll Free Call:	800-408-3053 Passcode 3239999#

The conference call replay will be available from 1:20 p.m. EST on November 8, 2007 until 11:59 p.m. EST on November 15, 2007.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Pending completion of the Meridian Gold transaction, the company’s portfolio will also include mines and properties in Chile, Mexico and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Krista Muhr Sr. Manager, Investor Relations 1-800-572-4519 Email: krista.muhr@meridiangold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.